SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2021

Commission File Number: 001-38954

_____________________

LINX S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Avenida Doutora Ruth Cardoso, 7,221

05425-902 São Paulo, SP

Federative Republic of Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F:   ☒      Form 40-F:   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

LINX S.A.

Publicly-Held Company

Corporate Taxpayer’s ID (CNPJ/MF): 06.948.969/0001-75

Company Registry (NIRE): 35.300.316.584

NOTICE TO THE MARKET

The management of LINX S.A. (”LINX” or “Company”), leader in retail management technologies, hereby informs its shareholders and the market in general that it has filed its 2020 annual report (“Form 20-F”) for the calendar year ended December 31, 2020 with the U.S. Securities and Exchange Commission (“SEC”).

The Form 20-F is available for download on the Company’s Investor Relations website, www.linx.com.br, and, in addition, shareholders may receive a hard copy of the Form 20-F and the complete financial statements, free of charge, by requesting in the following channels: by telephone (+55 11) 2103-1531 or by email ri@linx.com.br.

Any further information regarding the Form 20-F can be obtained by contacting the Investor Relations Team and/or Mr. Antonio Ramatis Fernandes Rodrigues, Chief Financial Officer and Investor Relations Officer of Linx S.A. through the channels indicated above.

São Paulo, April 30, 2021.

Antonio Ramatis Fernandes Rodrigues

Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 30, 2021

Linx S.A.

By:	/s/ Ramatis Rodrigues
Name:	Ramatis Rodrigues
Title:	Investor Relations Officer